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Filed by Infonautics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: I.I. Holding Company, Inc.
Commission File No.  0-28284

Investors and security holders of the Company are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the following information when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Infonautics, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Infonautics, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Infonautics by directing such request to Vice President & General Counsel, Infonautics, Inc., 590 North Gulph Road, King of Prussia, PA 19406-2800.

The following presentation contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, profitability, the completion of the transactions related to the merger, the combined company's plans in the event the merger transactions is completed, the operational leverage and the core capabilities of the combined company, and the respective resources of each of the merger partners following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements, including, the risk that the merger partners will be unsuccessful in merging and integrating their businesses, and the combined company's inability to develop and achieve commercial success and implement its business strategy. More information about potential factors which could affect either Infonautics or IBS Interactive, Inc. is included in the Risk Factors sections of each company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward-looking statements.

THE FOLLOWING IS THE SLIDE PRESENTATION SHOWN AT THE GROUNDHOGS ON TOUR 2000 INVESTMENT FORUM HELD IN LAS VEGAS, NEVADA ON SEPTEMBER 1, 2000:

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[INFONAUTICS LOGO]

The following presentation contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, profitability, the completion of the transactions related to the merger, the combined company's plans in the event the merger transactions is completed, the operational leverage and the core capabilities of the combined company, and the respective resources of each of the merger partners following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements, including, the risk that the merger partners will be unsuccessful in merging and integrating their businesses, and the combined company's inability to develop and achieve commercial success and implement its business strategy. More information about potential factors which could affect either Infonautics or IBS Interactive, Inc. is included in the Risk Factors sections of each company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward-looking statements.

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[INFONAUTICS LOGO]

                                    Welcome
                                Back to REALITY

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[INFONAUTICS LOGO]

                               A Lot Has Changed

-        Irrational exuberance in the stock market has ended

-        Internet company valuations are dramatically down from 52-week highs

-        Investors are holding more cash

-        Stagnant Internet IPO market


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[INFONAUTICS LOGO]

                                A Lot of Things
                                Haven't Changed

- The Internet is fundamentally changing the way people do business and communicate

-        Internet usage continues to rise dramatically

-        The technology and Internet revolution isn't over, it's just begun

-        Many of tomorrow's leading businesses have yet to be created

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[INFONAUTICS LOGO]

                           "The problem with the new
                     economy is that there is TOO MUCH NEW
                            and NOT ENOUGH ECONOMY."

                                                                 -Rich Masterson
                                                       CEO First Avenue Ventures

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[INFONAUTICS LOGO]

                               Perish or Prosper

          PERISH

-      Concept IPO's
-      Cash Burn
-      Low gross margins
-      Inverted business models
-      Incubators racking up lots of pre-revenue properties
-      Companies dependent on access to cheap capital

          PROSPER

-      Real business models
-      Cash Flow
-      High gross margins
-      Losses less than customer acquisition expense
-      Brands
-      Strong balance sheets


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[INFONAUTICS LOGO]

                          INFO Today:
                          Operating Anchor Properties

-        Search and Reference properties: profit stage business
          -    eLibrary consumer: profitable today
               -    Online research library
               -    $9 million revenue TTM
               -    Annuity business
          -    Encyclopedia.com

-        Sleuth properties: revenue stage business
          -    Intelligent agents "do the surfing for you"
          -    Greater than 1.3 million users
          -    Low fixed cost
          -    Brand
          -    Reasonable path to profitability


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[INFONAUTICS LOGO]

                               Email Notification

                               [WEB PAGE GRAPHIC]

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[INFONAUTICS LOGO]

                                 Company Sleuth


                               [WEB PAGE GRAPHIC]



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[INFONAUTICS LOGO]

                               Infonautics Today

-        Sleuth properties: post revenue, pre-profit
-        eLibrary.com consumer business: profitable
-        Encyclopedia.com: break even, delivering page views and audience
-        19% of bigchalk.com: post revenue, pre-profit
-        EchoFactor: pre-revenue, developmental stage property
-        Position in eBay stock: approximately $9 million
-        Cash: approximately $13 million at end of Q2
-        MARKET CAP LESS THAN $50 MILLION



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                              Infonautics Tomorrow

[INFONAUTICS LOGO]

First Avenue Ventures           [DIGITAL LOGO]

[INTERACTIVE LOGO]


                * Subject to regulatory and shareholder approval

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                                 Digital Fusion

DigitalFusion will be a publicly held Corporation that INVESTS IN, BUILDS, and OPERATES, SEED-STAGE IT COMPANIES that engage in INTERNET SERVICES & INFRASTRUCTURE


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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                          A Short History
                          of Public Venture Companies

Safeguard Scientific         1st mover: invented the model


CMGI                         Intellectual leverage

ICGE                         Category definition

Incubators                   Speed: over-hyped

Digital Fusion               Operational leverage



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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                              Digital Fusion's
                              Operational Leverage

                                 [GRAPHIC]

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                            Case Study: bigchalk.com
                    Serving over 40K schools by providing
                    content, community, curriculum, and assessment

-        1997

         - Info K-12 education business started as revenue extension for the consumer eLibrary business

                                 [GRAPHIC]

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                            Case Study: bigchalk.com

                  Serving over 40K schools by providing content, community, curriculum, and assessment

[GRAPHIC]

-        1997

         - Info K-12 education business started as revenue extension for the consumer eLibrary business

-        1999

         -        $13 million revenue

         -        20K schools - Market share leader

         - Combined business with largest competitor to form bigchalk.com (private company)

         - INFO records $35 million profit and takes $16.5 million in cash

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                            Case Study: bigchalk.com

                  Serving over 40K schools by providing
                  content, community, curriculum, and assessment

[GRAPHIC]

-        1997

         - Info K-12 education business started as revenue extension for the consumer eLibrary business

-        1999

         -        $13 million revenue

         -        20K schools - Market share leader

         - Combined business with largest competitor to form bigchalk.com (private company)

         - INFO records $35 million profit and takes $16.5 million in cash

-        2000

         -        bigchalk raises $55 million from highly-regarded VC's

         -        bigchalk executes two acquisitions

         -        $17 million revenue in 1H 2000

         -        Info owns 19% of bigchalk.com

         -        Currently carried on balance sheet at value of $4.7 million

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                              Case Study: Half.com
                         Used books, CDs, videos and games
                         Fixed price auction category

[GRAPHIC]

-        June 1999

         - Infonautics executive, Josh Kopelman, departs to start own company (Half.com)

         -        Info becomes founding investor

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                              Case Study: Half.com
                         Used books, CDs, videos and games
                         Fixed price auction category

[GRAPHIC]

-        June 1999

         - Infonautics executive, Josh Kopelman, departs to start own company (Half.com)

         -        Info becomes founding investor

-        2000

         - Info promotes Half.com through paid placements on Sleuth properties, eLibrary, and Encyclopedia.com

-        July 2000

         -        eBay buys Half.com

         - INFO's $280K investment converts into 174,387 shares of eBay worth approximately $9 million

         -        Carried on balance sheet as $280K

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                             Case Study: EchoFactor
                    Headline syndication creating a
                       "content traffic exchange"

Free Headline Syndication

[WEB PAGE GRAPHIC]

                              Creates a                Traffic sold
                               Traffic                 to the highest
                               Network                 bidder on a
                            (Similar to                CPC basis
                              an Ad
                              Network)

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                             Case Study: EchoFactor
                    Headline syndication creating a
                      "content traffic exchange"

[GRAPHIC]

-        May 1

         -        Group assembled

-        June 1

         -        Working prototype


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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                             Case Study: EchoFactor
                    Headline syndication creating a
                      "content traffic exchange"

[GRAPHIC]

-        May 1

         -        Group assembled

-        June 1

         -        Working prototype

-        August 15

         -        First launch

         less than $300K invested to date

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

               Key to
               Operational Leverage



                                 "Capabilities"


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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                       Digital Fusion's Core
                       Capabilities

[GRAPHIC]

INFO: Infonautics, Inc.                    Professional services (IBSX)
IBSX: IBS Interactive, Inc.                IP Assets
FAV: First Avenue Ventures, Inc.           Incubation (INFO)
                                           Value creation
                                           Management Expertise
                                           Venture Capital
                                           Operating Invernet Ventures (FAV)


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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                            Capabilities:
                            Technology & Development

-        IBSX

         -        300 employees in 11 cities

         -        $6.7 million revenue MRQ

         -        $28 million proforma revenue

         -        Blue chip client base

         -        Improving fundamentals

         - Employees and client base to serve as a source of, and a test bed for, new ideas

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                                      IBSX


[BEAR STEARNS LOGO]    [GM LOGO]  [EXXON MOBIL LOGO]

[COMPAQ LOGO]   [BRIDGESTONE FIRESTONE LOGO]

[CHASE LOGO]   [TENNESSEE LOGO]

[SMARTMONEY.COM LOGO]   [AETNA LOGO]   [ARMY LOGO]

[WHARTON LOGO]   [NASA LOGO]   [BORDERS.COM LOGO]

[BLACK & DECKER LOGO]   [COMMERCE BANK LOGO]

[SYBASE LOGO]   [PRATT & WHITNEY LOGO]

[TRW LOGO]


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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                       Capabilities:
                       Technology & Development (cont'd)

-        Company Sleuth

         -        First version build for less than $250K

         -        $1 million revenue generated during first 5 quarters

         -        less than $1.5 million invested to date

         -        1 million RU's generate 5-10 million page views per month

-        Encyclopedia.com

         -        Build for less than $250K

         -        Second behind Encarta in sustained traffic

         -        5-10 million page views per month

-        Entertainment Sleuth

         -        Build for less than $150K

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                               Capabilities:
                               Guerilla Marketing

                               [WEB PAGE GRAPHIC]


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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                         Capabilities:
                         International Reach & Leverage

-        Cross Atlantic Partners

         - Investing in FAV/Digital Fusion at an equivalent of $6.90 Info share price

         -        Don Caldwell - former Safeguard Scientifics President

         -        Glen Rieger - former Safeguard Scientifics VP

         - 22 investments, mostly overseas, concentrated in England, Ireland, and Asia Pacific

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                                    Summary

               ASSETS

Operational

-      E-Services business most of revenue
-      eLibrary consumer
-      Encyclopedia.com
-      Company Sleuth
-      Sports Sleuth
-      Job Sleuth
-      Entertainment Sleuth
-      Echo Factor
Investment
-      bigchalk.com
-      eBay

          CAPABILITIES
-      Development technology
-      Hosting services
-      Traffic to test new ideas
-      Guerilla marketing
-      Seed capital
-      International reach

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[INFONAUTICS LOGO]                                              [DIGITAL LOGO]

                         Welcome Back to Reality

                   Digital Fusion is Poised for
                   the Next Chapter of the Internet